Exhibit 18.1

New York Office
7 Penn Plaza, Suite 830
New York, NY 10001
T 212.279.7900

Preferability Letter

To the Shareholders and Board of Directors of A SPAC I Acquisition Corp.

Level 39, Marina Bay Financial Centre

Tower 2

10 Marina Boulevard, Singapore 018983

We have audited the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and issued our report thereon dated April 14, 2022. Note 2 to the financial statements describes a change in accounting principle for measuring class A ordinary shares subject to possible redemption. Under the new principle, subsequently in March 2022, the Company will accrete the changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument. The Company states that the accounting change complies with accounting and disclosure requirements of ASC 250 “Accounting Changes and Error Corrections” which requires that an entity may voluntarily change an accounting principle only if it justifies the use of an allowable alternative accounting principle on the basis that it is preferable and meets criteria such as authoritative support, rationality and industry practice. The Company will adopt the accretion method starting its first quarter ending March 31, 2022. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

April 14, 2022

www.marcumbp.com